

For Immediate Release – Calgary, Alberta
TSX, NYSE MKT: BXE

BELLATRIX APPOINTS CHARLES R. KRAUS AS VICE PRESIDENT, GENERAL COUNSEL AND CORPORATE SECRETARY

CALGARY, ALBERTA (September 3, 2014) – Bellatrix Exploration Ltd. ("Bellatrix" or the "Company") (TSX, NYSE MKT: BXE) is pleased to announce the appointment of Charles R. Kraus as Vice President, General Counsel and Corporate Secretary effective September 2, 2014. Mr. Kraus is a Canadian and U.S. qualified lawyer, and joins Bellatrix from another Calgary-based oil and gas exploration and development company where he was an executive officer and the general counsel for the past 3 years. Prior thereto, Mr. Kraus was in private practice for 10 years, most recently with the Calgary office of Stikeman Elliott LLP, where he focused on cross-border public and private capital markets transactions, mergers and acquisitions and corporate governance. Mr. Kraus received his law degree (J.D., *magna cum laude*) from Hamline University School of Law in St. Paul, Minnesota in 2001. Mr. Kraus is admitted to the bars of Alberta, Washington and Minnesota, and is a member of several Canadian and United States legal associations, including the Association of Corporate Counsel, where he is a member of the board of directors of the Alberta Chapter.

Bellatrix Exploration Ltd. is a Western Canadian based growth oriented oil and gas company engaged in the exploration for, and the acquisition, development and production of oil and natural gas reserves in the provinces of Alberta, British Columbia and Saskatchewan. Common shares of Bellatrix trade on the Toronto Stock Exchange ("TSX") and on the NYSE MKT under the symbol BXE.

For further information, please contact:

Raymond G. Smith, P.Eng., President and CEO (403) 750-2420
or
Edward J. Brown, CA, Executive Vice President, Finance and CFO (403) 750-2655
or
Brent A. Eshleman, P.Eng., Executive Vice President and COO (403) 750-5566
or
Troy Winsor, Investor Relations (800) 663-8072

Bellatrix Exploration Ltd.
1920, 800 – 5th Avenue SW
Calgary, Alberta, Canada T2P 3T6
Phone: (403) 266-8670
Fax: (403) 264-8163
www.bellatrixexploration.com